EXHIBIT 12.2
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						June 30,
	2011	2012	2013	2014	2015	2016
Fixed charges and preferred stock dividends:
Interest	$193	$220	$231	$238	$241	$118
Interest portion of annual rentals	1	1	1	1	1	-
Total fixed charges	194	221	232	239	242	118
Preferred stock dividends (1)	7	7	5	-	-	-
Combined fixed charges and preferred stock dividends for purpose of ratio	$201	$228	$237	$239	$242	$118
Earnings:
Pretax income from continuing operations	$692	$705	$626	$797	$890	$337
Add: Total fixed charges (from above)	194	221	232	239	242	118
Less: Interest capitalized	1	-	-	1	-	-
Total earnings for purpose of ratio	$885	$926	$858	$1,035	$1,132	$455

Ratio of earnings to combined fixed charges and preferred stock dividends	4.40	4.06	3.62	4.33	4.68	3.86

Ratio of earnings to fixed charges	4.56	4.19	3.70	4.33	4.68	3.86

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.